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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Comm Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.33 per share
(Title of Class of Securities)
200468106
(CUSIP Number)
John Pash
125 N. State Street,
Clarks Summit, PA 18411
570-586-0377
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	200468106

1	NAMES OF REPORTING PERSONS Joseph P. Moore, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		170,353.915

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,353.915

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	170,353.915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and Issuer.
     This Statement relates to the common stock, par value $0.33 per share (“Common Stock”), of Comm Bancorp, Inc., a Pennsylvania business corporation and registered bank holding company, (“Issuer”), whose principal executive offices are located at 125 North State Street, Clarks Summit, Pennsylvania, 18411.

Item 2.	Identity and Background.
(a)	Joseph P. Moore, Jr. (“Reporting person”)

(b)	400 Williamson Road Gladwyne, PA 19035. (Residence)

(c)	Director Emeritus Comm Bancorp, Inc., Five percent shareholder in Comm Bancorp, Inc.

(d)	Not applicable.

(e)	Not applicable.

(f)	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Reporting person has used his personal funds, from time to time, to purchase the Common Stock that is available for sale in privately-negotiated transactions. During 2007, Mr. Moore purchased 6,718.915 shares.

Item 4.	Purpose of Transaction.
     The Reporting person tendered the Common Stock for personal expenditures. The Reporting Person has no plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a)	The Reporting Person holds beneficially as of the date hereof 170,353.915 shares of the Common Stock or 9.7% of the issued and outstanding shares of Common Stock of the Issuer.

(b)	The Reporting Person has sole power to vote or dispose of 170,353.915 shares of Common Stock.

(c)	Not applicable.

(d)	The reporting person has the right to receive or the power to direct the proceeds from the sale of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not applicable.

Item 7.	Material to be filed as Exhibits.
     Not applicable.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 31, 2007
/s/ Joseph P. Moore, Jr.
Joseph P. Moore, Jr.